UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 28, 2015

NEW YORK COMMUNITY BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	0-31565	06-1377322
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

615 Merrick Avenue, Westbury, New York 11590

(Address of principal executive offices)

(516) 683-4100

(Registrant’s telephone number, including area code)

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

CURRENT REPORT ON FORM 8-K

Item 1.01.	Entry into a Material Definitive Agreement.

On October 28, 2015, New York Community Bancorp, Inc., a Delaware corporation (“NYCB”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Astoria Financial Corporation, a Delaware corporation (“Astoria”). The Merger Agreement provides that, upon the terms, and subject to the conditions set forth therein, Astoria will merge with and into NYCB (the “Merger”), with NYCB as the surviving corporation in the Merger. Immediately following the Merger, Astoria’s wholly-owned subsidiary, Astoria Bank, will merge with and into NYCB’s wholly-owned subsidiary, New York Community Bank (the “Bank Merger”). New York Community Bank will be the surviving savings bank in the Bank Merger. The Merger Agreement was unanimously approved and adopted by the Board of Directors of each of NYCB and Astoria.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), Astoria stockholders will have the right to receive one share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of NYCB (“NYCB Common Stock”) for each share of common stock, par value $0.01 per share, of Astoria (“Astoria Common Stock”) and $0.50 in cash (the “Cash Consideration”). At the Effective Time, each option granted by Astoria to purchase shares of Astoria Common Stock will fully vest and be converted automatically into the right to receive NYCB Common Stock with a value equal to the sum of (1) the Exchange Ratio multiplied by the average closing price of NYCB Common Stock for the five trading days preceding the Effective Time and (2) the Cash Consideration, less the applicable exercise price. Each restricted share of Astoria Common Stock and each restricted stock unit of Astoria Common Stock will fully vest and be converted automatically at the Effective Time into the right to receive one share of NYCB Common Stock and the Cash Consideration. Each share of preferred stock, par value $1.00 per share of Astoria with a liquidation preference of $1,000 per share issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive one share of preferred stock of NYCB, which will be designated as Non-Cumulative Perpetual Preferred Stock, Series A, par value $1.00 per share, with a liquidation preference of $1,000 per share. In connection with the Merger, NYCB will seek shareholder approval to amend its certificate of incorporation to increase its authorized shares of common stock from 600 million to 900 million.

The Merger Agreement also provides that, among other things, the Boards of Directors of NYCB and New York Community Bank following the Effective Time will each be increased in size by two, and NYCB will appoint two current members of the Board of Directors of Astoria to fill the resulting vacancies. The Merger Agreement also provides that NYCB will invite the Astoria directors who do not join the Boards of Directors of NYCB and New York Community Bank to serve as members of the board of the Astoria Bank Division of New York Community Bank for three years.

The Merger Agreement contains customary representations and warranties from both NYCB and Astoria, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of Astoria’s and NYCB’s businesses during the interim period between the execution of the Merger Agreement and the Effective Time, (2) the obligation of NYCB to call a meeting of its stockholders to adopt the Merger Agreement, and approve the amendment to its charter, and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement and the transactions contemplated thereby,

(3) the obligation of Astoria to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, to recommend that its stockholders adopt the Merger Agreement, (4) Astoria’s non-solicitation obligations relating to alternative acquisition proposals. NYCB and Astoria have agreed to use their reasonable best efforts to prepare and file all applications, notices, and other documents to obtain all necessary consents and approvals for consummation of the transactions contemplated by the Merger Agreement.

The completion of the Merger is subject to customary conditions, including (1) adoption of the Merger Agreement by Astoria’s stockholders, (2) adoption of the Merger Agreement, approval of the issuance of shares of NYCB Common Stock and approval of the charter amendment by NYCB’s stockholders, (3) authorization for listing on the New York Stock Exchange of the shares of NYCB Common Stock to be issued in the Merger, (4) the receipt of required regulatory approvals, including the approval of the Board of Governors of the Federal Reserve System (“Federal Reserve”), the Federal Deposit Insurance Corporation and the New York State Department of Financial Services, (5) effectiveness of the registration statement on Form S-4 for the NYCB Common Stock to be issued in the Merger, and (6) the absence of any order, injunction, or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal. Each party’s obligation to complete the Merger is also subject to certain additional customary conditions, including (1) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (2) performance in all material respects by the other party of its obligations under the Merger Agreement and (3) receipt by such party of an opinion from its counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement provides certain termination rights for both NYCB and Astoria and further provides that a termination fee of $69,500,000 will be payable by either NYCB or Astoria, as applicable, upon termination of the Merger Agreement under certain circumstances.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The representations, warranties and covenants of each party set forth in the Merger Agreement have been made only for purposes of, and were and are solely for the benefit of the parties to, the Merger Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time, and investors should not rely on them as statements of fact. In addition, such representations and warranties (1) will not survive consummation of the Merger, unless otherwise specified therein, and (2) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding NYCB or Astoria, their respective affiliates or their respective businesses. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding NYCB, Astoria, their respective affiliates or their respective businesses, the Merger Agreement and the Merger that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a Joint Proxy Statement of NYCB and Astoria and a prospectus of NYCB, as well as in the Forms 10-K, Forms 10-Q, and other filings that each of NYCB and Astoria make with the Securities and Exchange Commission (“SEC”).

Item 5.02.	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

Under the terms of the Merger Agreement, at the Effective Time, Monte N. Redman, President and Chief Executive Officer of Astoria and Astoria Bank, and Ralph Palleschi, Chairman of Astoria and Astoria Bank, will become members of the Board of Directors of each of NYCB and New York Community Bank.

Item 8.01.	Other Events.

In anticipation of the merger, NYCB announced that it expects to reposition its balance sheet in the current fourth quarter by prepaying approximately $10 billion of wholesale borrowings, which is expected to result in a one-time after-tax prepayment charge of approximately $614 million. Due to this charge, any future dividends paid by NYCB over the next four quarters will require regulatory clearance.

To offset the impact of this charge on its capital, NYCB also announced that it will shortly commence a follow-on offering of its common stock. The offering is expected to raise an amount at least equal to that of the after-tax prepayment charge.

Before considering an investment, investors should read the prospectus in that registration statement and other documents NYCB has filed with the SEC for more complete information about the issuer and this offering. These documents are available without charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, a copy of the prospectus may be requested by calling New York Community at (516) 683-4420 or by contacting one of the following underwriters: Goldman Sachs at prospectus-ny@ny.email.gs.com or +1 (866) 471-2526; Credit Suisse at newyork.prospectus@credit-suisse.com or +1 (800) 221-1037; or Bank of America Merrill Lynch at dg.prospectus_requests@baml.com.

In addition, based upon an anticipated dividend payout ratio of 50% upon completion of the merger, NYCB has decided, going forward, to re-allocate $0.08 cents per share from its traditional dividend payment to support future growth and capital strength. Accordingly, NYCB’s expected dividend will be $0.17 per share, beginning in the first quarter of 2016.

On October 29, 2015, NYCB and Astoria issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1. In addition, NYCB and Astoria provided supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. Beginning on October 29, 2015, NYCB intends to make the written presentation available to investors, and post it on its web site. In addition, the written presentation will be discussed during a conference call on October 29, 2015. The written presentation is attached hereto as Exhibit 99.2.

Cautionary Statements Regarding Forward-Looking Information

The information presented below may contain certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the expected completion date, financial benefits and other effects of the proposed merger of NYCB and Astoria Financial. Forward-looking statements can be identified by the use of the words “anticipate,” “expect,” “intend,” “estimate,” “target” and words of similar import. Forward-looking statements are not historical facts but instead express only management’s beliefs regarding future results or events, many of which, by their nature, are inherently uncertain and outside of the management’s control. It is possible that actual results and outcomes may differ, possibly materially, from the anticipated results or outcomes indicated in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, the reaction to the transaction of the companies’ customers, employees and counterparties; customer disintermediation; inflation; expected synergies, cost savings and other financial benefits of the proposed transaction might not be realized within the expected timeframes or might be less than projected; the requisite stockholder and regulatory approvals for the proposed transaction might not be obtained; credit and interest rate risks associated Astoria’s and NYCB’s respective businesses, customer borrowing, repayment, investment and deposit practices, and general economic conditions, either nationally or in the market areas in which Astoria and NYCB operate or anticipate doing business, are less favorable than expected; new regulatory or legal requirements or obligations; and other risks and important factors that could affect Astoria’s and NYCB’s future results are identified in their Annual Report on Form 10-K for the year ended December 31, 2014 and other reports filed with the Securities and Exchange Commission (“SEC”). Forward-looking statements are made only as of the date of this presentation, and neither Astoria nor NYCB undertakes any obligation to update any forward-looking statements contained in this presentation to reflect events or conditions after the date hereof.

Important Additional Information.

This communication is being made in respect of the proposed merger transaction involving NYCB and Astoria. NYCB intends to file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Astoria and NYCB and a prospectus of NYCB, and each party will file other documents regarding the proposed transaction with the SEC. A definitive joint proxy statement/prospectus will also be sent to the Astoria and NYCB stockholders seeking any required stockholder approvals. Before making any voting or investment decision, investors and security holders of Astoria and NYCB are urged to carefully read the entire registration statement and joint proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by NYCB and Astoria with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by NYCB may be obtained free of charge at NYCB’s website at http://ir.mynycb.com/ and the documents filed by Astoria may be obtained free of charge at Astoria’s website at http://ir.astoriabank.com/. Alternatively, these documents, when available, can be obtained free of charge from NYCB upon written request to New York Community Bancorp, Inc., Attn: Corporate Secretary, 615 Merrick Avenue, Westbury, New York 11590 or by calling (516) 683-4100 or from Astoria upon written request to Astoria Financial Corporation, Attn: Monte N. Redman, President, One Astoria Bank Plaza, Lake Success, New York 11042 or by calling (516) 327-3000.

NYCB, Astoria, their directors, executive officers and certain other persons may be deemed to be participants in the solicitation of proxies from NYCB’s and Astoria’s stockholders in favor of the approval of the merger. Information about the directors and executive officers of NYCB and their ownership of NYCB common stock is set forth in the proxy statement for NYCB’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 24, 2015. Information about the directors and executive officers of Astoria and their ownership of Astoria common stock is set forth in the proxy statement for Astoria’s 2015 annual meeting of stockholders, as previously filed with the SEC on April 17, 2015. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits.

The following Exhibits are attached as part of this report:

2.1	Agreement and Plan of Merger by and between New York Community Bancorp, Inc. and Astoria Financial Corporation, dated October 28, 2015.*

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

99.1	Press Release, dated October 29, 2015, announcing that NYCB and Astoria have entered into a definitive agreement under which NYCB will acquire Astoria.

99.2	Written presentation, dated October 29, 2015, regarding NYCB’s prospective acquisition of Astoria, which NYCB intends to make available to investors and post on its web site, beginning on October 29, 2015, and to discuss during a conference call on October 29, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	October 29, 2015	NEW YORK COMMUNITY BANCORP, INC.

/s/ Joseph R. Ficalora
Joseph R. Ficalora
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 2.1	Agreement and Plan of Merger by and between New York Community Bancorp, Inc. and Astoria Financial Corporation, dated October 28, 2015.*

* The schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K and will be provided to the Securities and Exchange Commission upon request.

Exhibit 99.1	Press release issued on October 29, 2015.

Exhibit 99.2	Written presentation dated October 29, 2015.